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                                                 Filed by Veeco Instruments Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                         Subject Company: Veeco Instruments Inc.
                                                  Commission File No.: 000-16244

                                                                        Contact:
                                                                 Greg A. Robbins
                                                Vice President & General Counsel

                                                          Veeco Instruments Inc.
                                                                  (516) 349-8300

         On February 29, 2000, Veeco Instruments Inc. and CVC, Inc. jointly issued the following press release:

                                   [CVC LOGO]

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
VEECO INSTRUMENTS: DEBRA WASSER, VICE PRESIDENT OF INVESTOR RELATIONS AND CORPORATE COMMUNICATIONS, 516-349-8300 EXT. 1472
CVC, INC.: EMILIO DICATALDO, CHIEF FINANCIAL OFFICER, 716-458-2550, EXT. 3215 FINANCIAL RELATIONS BOARD: DOUG DELIETO, 212-661-8030

                    VEECO INSTRUMENTS AND CVC, INC. ANNOUNCE
                                MERGER AGREEMENT

    MERGER TO CREATE A LEADING WORLDWIDE CAPITAL EQUIPMENT SUPPLIER FOR DISK
             DRIVE COMPONENTS, OPTICAL TELECOMMUNICATIONS COMPONENTS
                            AND SEMICONDUCTOR DEVICES

February 29, 2000, Plainview, NY and Rochester, NY - Veeco Instruments Inc. (Nasdaq: VECO) and CVC, Inc. (Nasdaq: CVCI) today announced the signing of a definitive merger agreement. Veeco and CVC supply process and metrology equipment for data storage, optical telecommunications and semiconductor applications.
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Under the terms of the agreement, unanimously approved by the Boards of Director of both companies, CVC shareholders will receive 0.43 shares of Veeco common stock for each share of CVC common stock they hold. The merger, which is intended to be tax-free to CVC shareholders and to be accounted for as a pooling of interests transaction, is expected to close in the second quarter of this year, pending the vote of shareholders of both companies and other customary closing conditions. The holders of a majority of CVC's outstanding shares have agreed to vote in favor of the merger, assuring CVC shareholder approval. Following the merger, CVC will become a wholly-owned subsidiary of Veeco.

Mr. Edward H. Braun will remain Chairman and Chief Executive Officer of Veeco Instruments and Ms. Christine B. Whitman, CVC's Chairman, President and CEO, will become President and Chief Operating Officer of Veeco and will serve on Veeco's Board of Directors.

Mr. Braun commented, "This combination of Veeco and CVC provides broader equipment and process solutions to our data storage, optical telecommunications and semiconductor customers. CVC is an ideal merger partner - bringing complementary technology leadership, a track record of profitability and a strong management team. We forecast revenues to exceed $400 million in calendar 2000 for the combined companies."

Ms. Whitman added, "The merger with Veeco is strategically very compelling. Veeco's widely recognized reputation in metrology is a strong complement to our integrated thin film process technology. The combined company will have significant opportunity to leverage and broaden our product offerings and technological expertise."

Veeco Instruments Inc., headquartered in Plainview, New York, is a worldwide leader in metrology tools for the data storage, semiconductor and research markets, and process equipment etch and deposition tools for the data storage and optical telecommunications industry. Manufacturing and engineering facilities are located in New York, California, Colorado, Arizona and Minnesota. Global sales and service offices are located throughout the United States, Europe, Japan and Asia Pacific. Veeco employed 940 people and had sales of $247 million for the year ended December 31, 1999. Additional information on Veeco can be found at http://www.veeco.com.

CVC, Inc. provides cluster tool manufacturing equipment for Physical Vapor Deposition (PVD), Ion Beam Etch (IBE), Diamond-Like Carbon (DLC) and Metal-Organic Chemical Vapor Deposition used in the production of evolving tape and disk drive recording head fabrication, optical components, passive components, MRAM, bump metallization, and next generation logic devices. CVC, which completed its initial public offering in November 1999, has 402 employees and reported sales of $82.9 million for the year ended September 31, 1999. For more information about CVC, visit the worldwide web at www.cvc.com.

Veeco and CVC will file a joint proxy statement/prospectus describing the merger with the United States Securities and Exchange Commission (SEC). In addition, Veeco and
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CVC will file other information and documents with the SEC concerning the merger and their business. We urge investors to read the proxy statement/prospectus and other information to be filed with the SEC because they will contain important information. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from Investor Relations at Veeco at 516-349-8300 Ext. 1305, and CVC at 716-458-2550 Ext. 3217. Investors
should read the proxy statement/prospectus carefully before making any voting or investment decision.

         STATEMENTS IN THIS PRESS RELEASE ABOUT THE PROPOSED MERGER, EXPECTATIONS, INTENTIONS OR BELIEFS OR OTHER STATEMENTS ABOUT THE FUTURE, ARE FORWARD-LOOKING STATEMENTS WHICH ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. THESE FACTORS INCLUDE THE ABILITY OF THE PARTIES TO COMPLETE THE TRANSACTION, THE CYCLICAL NATURE OF THE DATA STORAGE, OPTICAL TELECOMMUNICATION AND SEMICONDUCTOR INDUSTRIES, RISKS ASSOCIATED WITH THE ACCEPTANCE OF NEW PRODUCTS BY INDIVIDUAL CUSTOMERS AND BY THE MARKETPLACE, AND OTHER FACTORS DISCUSSED IN THE BUSINESS DESCRIPTION AND MANAGEMENT'S DISCUSSION AND ANALYSIS SECTIONS OF THE COMPANIES' REPORT ON FORM 10-K AND ANNUAL REPORT TO SHAREHOLDERS AND CVC'S PROSPECTUS, DATED NOVEMBER 12, 1999. THE COMPANIES DISCLAIM ANY OBLIGATION OR INTENTION TO UPDATE THE DISCLOSURE HEREIN TO REFLECT ANY FUTURE DEVELOPMENT OR OCCURRENCE.

         ---------------------------------------------------------------

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Veeco Instruments Inc./CVC, Inc. transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with CVC, Inc.; failure of the Veeco or CVC stockholders to approve the merger; the risk that the Veeco and CVC businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Veeco's and CVC's businesses generally. More detailed information about those factors is set forth in Veeco's filings with the Securities and Exchange Commission, including its Annual Report filed on Form 10-K for the fiscal year ended December 31, 1998, especially in the Management's Discussion and Analysis of Financial Condition and Results of Operations section, its most recent quarterly reports on Form 10-Q, and its Current Reports on Form 8-K. Veeco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                                     * * * *

In connection with their proposed merger, Veeco and CVC will be jointly preparing a proxy statement/prospectus and will be filing such joint proxy statement/prospectus with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT
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INFORMATION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents filed by Veeco Instruments Inc. and CVC, Inc. with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at In addition, the joint proxy statement/prospectus to be filed and other documents filed with the Securities and Exchange Commission by Veeco Instruments Inc. may be obtained for free from Veeco Instruments Inc. by directing a request to Veeco Instruments Inc., One Terminal Drive, Plainview, New York 11803, Attention: Investor Relations, telephone (516) 349-8300 ext.1305. The joint proxy statement/prospectus to be filed and other documents filed with the Securities and Exchange Commission by CVC, Inc. may be obtained for free from CVC, Inc. by directing a request to CVC, Inc., 500 Pendleton Street, Alexandria, VA 22314, Attention: Investor Relations, telephone (716) 458-2550 ext. 3217.

READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Veeco Instruments Inc., its directors, executive officers and certain other members of Veeco Instruments Inc. management and employees may be soliciting proxies from Veeco Instruments Inc. stockholders in favor of the merger. Information concerning the merger participants will be set forth on a
Schedule 14A filed as soon as practicable.